                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                          Fox & Hound Restaurant Group
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    351321104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 2 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 3 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 4 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 5 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 6 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 7 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 8 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 9 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     F&H ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   836,049
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              836,049
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 10 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     NPSP ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 11 of 16 Pages
------------------                                        ----------------------

          The following  constitutes  Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

     Item 4 is hereby amended to add the following:

          As  previously  reported in this Schedule  13D,  NPSP  Acquisition,  a wholly-owned subsidiary of F&H Acquisition,  commenced a tender offer on January
6, 2006 to acquire all of the  outstanding  shares of Common Stock of the Issuer not  already  owned by it for  $15.50  per  share.  On  January  13,  2006,  F&H
Acquisition  issued a press release  announcing that it has increased its tender offer price to $15.75 per share.  The tender offer  remains  subject to the same conditions as F&H  Acquisition's  original offer.  The press release is attached hereto as Exhibit 9 and is incorporated herein by reference.

     Item 7 is hereby amended to add the following Exhibit:

     9. Press Release issued by F&H Acquisition Corp., dated January 13, 2006.

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 12 of 16 Pages
------------------                                        ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated:   January 17, 2006           NEWCASTLE PARTNERS, L.P.

                                    By:  Newcastle Capital Management, L.P.,
                                         its General Partner

                                    By:  Newcastle Capital Group, L.L.C.,
                                         its General Partner

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                    By:  Newcastle Capital Group, L.L.C.,
                                         its General Partner

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL GROUP, L.L.C.

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                    /s/ Mark E. Schwarz
                                    --------------------------------------------
                                    MARK E. SCHWARZ

                                    STEEL PARTNERS II, L.P.

                                    By:  Steel Partners, L.L.C.
                                         General Partner

                                    By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         Warren G. Lichtenstein
                                         Managing Member

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 13 of 16 Pages
------------------                                        ----------------------

                                    STEEL PARTNERS, L.L.C.

                                    By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         Warren G. Lichtenstein
                                         Managing Member

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                     WARREN G. LICHTENSTEIN

                                    F&H ACQUISITION CORP.

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                    Name: Mark E. Schwarz
                                    Title: President and Chief Executive Officer

                                    NPSP ACQUISITION CORP.

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                    Name: Mark E. Schwarz
                                    Title: President and Chief Executive Officer

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 14 of 16 Pages
------------------                                        ----------------------

                                 EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----

1.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,     --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners,
     L.L.C.,  Warren G. Lichtenstein and F&H Acquisition  Corp., dated
     December 12, 2005 (previously filed).

2.   Press release issued by F&H Acquisition Corp., dated December 12,     --
     2005 (previously filed).

3.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,     --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners,
     L.L.C.,  Warren G.  Lichtenstein,  F&H Acquisition Corp. and NPSP
     Acquisition Corp., dated December 22, 2005 (previously filed).

4.   Press Release issued by F&H Acquisition Corp., dated December 19,     --
     2005 (previously filed).

5.   Escrow Letter  Agreement dated December 19, 2005 by and among F&H     --
     Acquisition  Corp., NPSP Acquisition Corp.,  Newcastle  Partners,
     L.P.,  Steel Partners II, L.P. and Fox & Hound  Restaurant  Group
     (previously filed).

6.   Press Release issued by F&H Acquisition Corp., dated December 28,     --
     2005 (previously filed).

7.   Escrow Letter  Agreement dated December 28, 2005 by and among F&H     --
     Acquisition  Corp., NPSP Acquisition Corp.,  Newcastle  Partners,
     L.P.,  Steel Partners II, L.P. and Fox & Hound  Restaurant  Group
     (previously filed).

8.   Power of Attorney (previously filed).                                 --

9.   Press Release issued by F&H Acquisition  Corp., dated January 13,  15 to 16
     2006.

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 15 of 16 Pages
------------------                                        ----------------------

PRESS RELEASE

CONTACT:

Dan Sullivan 212-929-5940
Daniel H. Burch 212-929-5748
MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

             F&H ACQUISITION CORP. INCREASES TENDER OFFER PRICE FOR
                FOX & HOUND RESTAURANT GROUP TO $15.75 PER SHARE

     DALLAS,  TX - JANUARY 13, 2006 -- Today,  F&H Acquisition  Corp., an entity owned by Newcastle  Partners,  L.P. and Steel Partners II, L.P.,  announced that
NPSP Acquisition Corp., a wholly-owned subsidiary of F&H Acquisition Corp., will increase its cash tender offer to purchase all of the outstanding  shares of Fox
& Hound Restaurant Group  (Nasdaq:FOXX)  not already owned by it from $15.50 per share to $15.75 per share.

     Mark  Schwarz,  the managing  member of  Newcastle  Partners,  stated:  "We believe  that this  offer  provides  Fox & Hound's  stockholders  with a clearly superior  alternative  to the Levine  Leichtman  transaction  recommended by the
Board of Directors."

     The tender offer is currently  scheduled to expire at 12:00  midnight,  New
York City time, on Monday, February 6, 2006, unless the offer is extended.

     The offer is not subject to or conditioned upon any financing arrangements.
The tender  offer  remains  subject to the same  conditions  as F&H  Acquisition
Corp.'s  original  offer,  including  (i) there being  validly  tendered and not withdrawn  a number of shares of Fox & Hound,  which,  together  with the shares then  owned  by F&H  Acquisition  Corp.  and its  subsidiaries  (including  NPSP
Acquisition Corp.), represents at least a majority of the total number of shares of  Fox &  Hound  outstanding  on a  fully-diluted  basis,  (ii)  expiration  or termination  of  the  applicable  waiting  period  under  the  Hart-Scott-Rodino
Antitrust  Improvements  Act of  1976,  (iii)  the  obtaining  of all  consents, approvals  or  authorizations  required  by all  state,  city  or  local  liquor licensing  boards,  agencies or other similar  entities and (iv) F&H Acquisition
Corp. being satisfied that Section 203 of the Delaware  General  Corporation Law is inapplicable to the Offer to Purchase and the potential merger thereafter.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY FOX & HOUND'S COMMON STOCK IS ONLY BEING MADE PURSUANT TO THE OFFER
TO PURCHASE AND RELATED  MATERIALS  THAT F&H  ACQUISITION  CORP.  FILED WITH THE
SECURITIES AND EXCHANGE  COMMISSION ON JANUARY 6, 2006 AND PLANS TO AMEND TODAY.
FOX & HOUND  STOCKHOLDERS  SHOULD READ THESE  MATERIALS  CAREFULLY  BECAUSE THEY

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 16 of 16 Pages
------------------                                        ----------------------

CONTAIN IMPORTANT INFORMATION,  INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.
STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT
TO THE  TENDER  OFFER  FREE AT THE  SEC'S  WEBSITE  AT  WWW.SEC.GOV  OR FROM F&H
ACQUISITION  CORP.  BY  CONTACTING   MACKENZIE   PARTNERS,   INC.  TOLL-FREE  AT
1-800-322-2885    OR    COLLECT    AT    1-212-929-5500    OR   VIA   EMAIL   AT
PROXY@MACKENZIEPARTNERS.COM.